SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated September 25, 2006. GRUPO TMM ANNOUNCES CLOSING OF $200 MILLION SECURITIZATION FACILITY WITH DEUTSCHE BANK AND REDEMPTION OF ALL OUTSTANDING 2007 NOTES

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Senior Vice President, Investor Relations
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES THAT IT HAS ENTERED INTO A $200 MILLION SECURITIZATION AGREEMENT WITH DEUTSCHE BANK, AND HAS OBTAINED THE CORRESPONDING SHAREHOLDER APPROVAL

(Mexico City, September 25, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”), a Mexican multimodal transportation and logistics company, announced today the closing of a $200 million securitization facility with Deutsche Bank AG, London (the “Transaction”). Under the terms of the Transaction, the Company will make equal monthly payments of principal and interest of approximately $3.2 million from October 2006 to September 2010, a balloon payment of $40 million in October 2010 and equal monthly payments of principal and interest of approximately $4.2 million from October 2010 to the final maturity in September 25, 2012.

Using part of the proceeds from the Transaction, on September 25, 2006, the Company redeemed the total outstanding principal amount of $155,820,539 million and accrued interest of its Senior Secured Notes due 2007 (“the 2007 Notes”). The remainder of the net proceeds from the Transaction will be used in the implementation of the Company’s business plan including the purchase of vessels and other transportation assets.

Deutsche Bank AG, London, acted as structuring agent of this facility, and provided the funding for the Transaction. The Bank of New York is the trustee for the certificates issued under this facility. Axis Capital Management acted as financial advisor to the Company.

Javier Segovia, president of Grupo TMM said, “We are pleased that the Company was successful in extending its debt maturity while at the same time adding financial flexibility to implement its business strategy going forward.”

Headquartered in Mexico City, TMM is a Mexican multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.